SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN

2nd Quarter 2005 Earnings Release

August 9, 2005

EBITDA of R$ 2.6 BILLION and 48% MARGIN in 1H05

São Paulo, Brazil, August 9, 2005

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) releases its second quarter 2005 results (2Q05), in accordance with Brazilian accounting principles and denominated in Reais. The comments presented herein refer to consolidated results and the comparisons refer to the second quarter 2004 (2Q04), unless otherwise stated. On June 30, 2005, the Real/US dollar exchange rate was R$ 2.3504.

Executive Summary

  Sales in the quarter totaled 1,137 thousand tonnes, 60 thousand tonnes down compared to the previous quarter. Exports share in total sales grew from 25% to 33%.
  Prices in the domestic market fell only by 4% in Reais and export prices fell by 10% in dollars. The Company does not expect further significant adjustments in prices: the downward trend in steel prices should be interrupted in the end of the third quarter.
  Net revenue year-to-date is 22% higher than in the same period of the previous year.
  The coke cost was US$ 380/t, compared to US$ 408/t in 1Q05 and US$ 445/t in 4Q04. Coal cost was US$ 112/t, against US$ 107/t and US$ 100/t, respectively.
  EBITDA was R$ 1.2 billion in the quarter and R$ 2.6 billion in the first half of the year, with a 48% margin in the quarter and year-to-date.
  Net debt returned to 1x EBITDA level after the dividend payment. Securitization of receivables totaling US$ 250 million (cost of 6.1% p.a.) and perpetual bonds issued in the amount of US$ 750 million (9.5% p.a.).
  Net income accumulated in 2005 is 50% higher than the first half of 2004.
  BNDES approved financing of R$333 million for the Coal Terminal Expansion project, as part of the Casa de Pedra Expansion project. This amount represents 75% of the total to be invested in the coal terminal expansion project.

Consolidated	2Q 04	1Q 05	2Q 05	1H04	1H05
Highlights

Crude Steel Production
(thousand t) (1)	1,368	1,167	1,362	2,723	2,529
Sales Volume (thousand t)	1,354	1,197	1,137	2,491	2,334
Domestic Market	848	897	767	1,624	1,664
Exports	506	300	370	867	670
Net Revenue Per Unit (R$/t)	1,791	2,133	1,960	1,674	2,049
Financial Data (R$ MM)
Net Revenue	2,562	2,862	2,545	4,428	5,407
Gross Income	1,193	1,383	1,215	2,034	2,598
EBITDA	1,180	1,407	1,214	2,013	2,621
Net Income	424	717	419	757	1,136
Net Debt (R$ MM)	5,998	3,511	5,568	5,998	5,568

	2Q05 x	2Q05 x	1H05 x
Consolidated Highlights	2Q04	1Q05	1H04
	(Ch.%)	(Ch.%)	(Ch.%)

Crude Steel Production (thousand t) (1)	-0.4%	+16.7%	-7.1%
Sales Volume (thousand t)	-16.0%	-5.0%	-6.3%
Domestic Market	-9.5%	-14.5%	+2.5%
Exports	-26.9%	23.3%	-22.8%
Net Revenue Per Unit (R$/t)	+9.5%	-8.1%	+22.4%
Financial Data (R$ MM)
Net Revenue	-0.6%	-11.1%	+22.1%
Gross Income	+1.8%	-12.1%	+27.7%
EBITDA	+2.9%	-13.7%	+30.2%
Net Income	-1.2%	-41.5%	+50.1%
Net Debt (R$ MM)	-7.2%	+58.6%	-7.2%

(1) Production measured in the end of continuous casting, for crude steel, and in the end of hot strip mill, for finished products, which differ from the inventory input due to natural losses in the process.

Bovespa: CSNA3 R$ 37.90/share	Investor Relations Team
NYSE: SID US$ 16.15/ADR (1 ADR = 1 share)	Marcos Leite Ferreira – 55 11-3049-7588 (marcos.ferreira@csn.com.br)
Total Shares = 286,917,045	Renata Kater – 55 11-3049-7592 (renata.kater@csn.com.br)
Market Value: R$ 10.87 billion / US$ 4.63 billion	Rodrigo Maia – 55 11-3049-7593 (maia@csn.com.br)
Prices as of 06/30/2005	www.csn.com.br

Macroeconomic and Industry Scenario

     Consumption of flat steel in Brazil decreased by 7% compared to the same period of previous year, but the six-month accumulated figure comparison shows a growth of 3%. Leading this sales increase were the automotive, construction and packaging sectors.

     The automotive sector production grew by 18% in the quarter, mainly driven by the 43% increase in exports.

    Although construction sector consumption fell by 15% in the quarter due to high inventory levels, half-year accumulated figure grew by 2.6% compared to 2004. Tiles, profiles and large-diameter tubes market led this increase.

     Sales of tin plates grew by 12% due to good performance in milk, milk-based and tomato-based products markets.

     Distribution and home appliance sectors presented weak performances, down by 16% and 14%, respectively. However, the accumulated year-on-year comparison remained flat.

     In the external front, American, Asian and European markets experienced production cuts aiming at restraining the strong decrease in prices and aligning the supply and demand balance. Weak performance in the United States is due to weak demand in the automotive sector and above-the-average inventory levels in service centers.

     The fall in international steel prices and the output growth above the consumption growth have also pressured market prices in China. Buyers are waiting for further price decrease to go back to the market and restore their inventories. It is expected that this price drop will reach its bottom limit by the end of third quarter due to inventory cycle and non-sustainability of margins in the steel mills.

Output

     After the low output level in Presidente Vargas Mill in the first quarter of the year as a consequence of partial revamps and maintenance interventions anticipated due to a failure in electricity transmission lines of Furnas, occurred in January, the Company restored its usual levels of crude steel production, as shown in the table below. The year-to-date accumulated production decreased by 7%.

      Rolling and finishing lines maintained lower rate of production in the first half of the year, reducing by 15% the total volume of finished products, reflecting the Company’s supply and demand fine-tuning policy. Exceptions were the galvanized and cold rolled production, which was reduced respectively by only 30 thousand and 20 thousand tonnes.

Production	1Q 04	2Q 04	1Q 05	2Q 05	1H 04	1H 05
(data in thousand t)

Presidente Vargas Mill (UPV)
Crude steel	1,355	1,368	1,167	1,362	2,723	2,529
Finished Products	1,255	1,273	1,046	1,096	2,528	2,142
CSN Paraná	38	64	55	33	102	88
GalvaSud	35	24	75	81	59	156

     The highlight for second quarter were the monthly record production in tin-coating lines – 92.7 thousand tonnes in May, surpassing the previous record of 92.0 thousand tonnes of August 1998 – and the beginning of simultaneous injection of pulverized coal and natural gas in blast furnace #3, in June, thus completing the introduction of this new technology in CSN, which began in March 2004 in blast furnace #2. The main goal of this new technology is to reduce the reliance on coke. Once natural gas injection targets expected by the Company are reached, the total cut-back on coke can be up to 200 thousand tonnes.

Sales

     Sales volume totaled 1,137 thousand tonnes, 60 thousand tonnes down compared to previous quarter. Due to weak demand in local market (refer to Macroeconomic and Industry Scenario) and to a continuing downward trend in international prices (as a result also of the weak demand in respective main consumption markets), the Company has decided not to keep the sales volume but to maintain the profit margins. As a consequence, sales in local market dropped by 130 thousand tonnes, only partially offset by the increase of 70 thousand tonnes in exports. Year-to-date accumulated volume is 6% lower than first half of 2004.

      With the reduction in sales volume, inventory levels of finished products remained virtually unchanged compared to March, only presenting a slight decline.

     The sales mix remained unchanged compared to previous quarter, with a 52% share of high value-added products (galvanized products and tin plates).

     Breakdown by sector also remained stable compared to first quarter, with 18% Automotive, 32% Home Appliances & OEM, 32% Distribution, 43% Construction and 13% Packaging. It is worth to note that the Company has a significant share of sales of galvanized products by sector: 76% of Home Appliances & OEM, 66% of Distribution and 79% of Construction. Breakdown by product has not largely changed, as shown in the graph.

Prices

     As a result of economic slowdown and its impact in steel demand, in addition to the high levels of inventories in all production chain, international sales prices have embarked on a downward trend in the end of first quarter 2005. Taking as reference the price of hot rolled products destined to European markets*, the accumulated drop in prices between July and March was 17%, slightly lower for other products (cold rolled and zinc coated products).

     This scenario, reflected also in local market, impacted CSN’s sales prices. CSN’s export prices fell by 16%, on average, in second quarter; however, in dollar terms, the drop was only 10%, approximately 40% less than the price drop in international markets. This is due to the differentiated sales portfolio of the Company: zinc coated products dropped by 8% and tin plates prices increased by 0.4% (both in dollar terms).

     In the domestic market, fall in CSN’s prices were even lower - 4% drop in Reais and 3% gain in dollars – despite of high inventories in distribution sector and the economic slowdown, offset by high-value-added products portfolio, similarly to what happened to exports.

     Market expects that inventory and demand return to normal levels by the end of third quarter, both in international and local markets. Together with the continuing production cut policy currently set in place by main producers, a better outlook for prices can be expected starting as of that moment of the year. Before that, prices should continue to be pressured downwards, although the Company does not expect further significant falls.

*EU export – FOB ARA port (Antwerp, Rotterdam and Amsterdam); Source: CRU - Steel Sheet Products

Net Revenue

     As a result of lower sales volume and prices, net revenue fell by 11% compared to previous quarter and remained flat compared to same period of 2004 (0.6% fall). This performance can be explained mainly by a fall in revenue from sales to local market, since revenue from exports increased slightly (1.7%, or R$12 million).

     Despite the worse performance in second quarter, the year-to-date revenue is 22% higher compared to the same period of previous year.

     Starting this quarter, we are presenting net revenue breakdown by business segment, which are shown in the graph. It is worth to point out the growth in Energy and Logistics business, due to the consolidation of Itasa and MRS in the fourth quarter of 2004.

Production Costs (Parent Company)

     The lower production level in the first quarter affects comparison to the second quarter, as a consequence of failure in transmission lines of Furnas (refer to 1Q05 Earnings Release). Thus, of the R$47 million (+8%) increase of in raw materials cost in the second quarter, R$70 million are due to increase in consumption, R$3 million are due to price increase, and both are offset by the positive impact of the appreciation of Real amounting to R$26 million.

     It is important to note that the increase in Raw Materials represented 52% of the total increase in production costs by 8%. Labor, which increased by 39%, was accountable for 32% of total, while General Costs and Depreciation,, which increased respectively by 2.5% and 4%, represented nearly 9% and 7% each of the total. The increase in Labor mainly reflects the wage readjustment resulting from annual negotiations and bonuses for renewal of the agreement of work shifts, granted in May.

     Compared to the same quarter of previous year total costs increased by 3.5% Raw Materials increased only by 3%, Labor increased by 11%, General Costs and Depreciation by 2.5% . In this comparison, Raw Material costs increase is due to price factor, which represented a R$99 million impact, mainly due to increases in coal, zinc and scrap, positively offset by the reduction of consumption (impact of R$25 million) and by the foreign exchange variation (impact of R$56 million).

     Regarding the main cost items – coal and coke, in 2Q05 we noticed opposite price trends in those two raw materials, in line with the expectations reported in the fourth quarter 2004 (which should continue till the end of the year). Average coke cost in second quarter was US$380/t, compared to US$408/t in previous quarter and US$445/t in 4Q04. In the same comparison base, the average coal cost was US$112/t, compared to US$107/t and US$100/t, respectively. Expected acquisition cost (distinct from production cost) for the year is around US$120/t for coal and US$250/t for coke (CIF Sepetiba). In June, inventory levels of coal and coke reached regular average levels: 3 months of consumption. With this inventory, added to the last purchase made in June (US$220/t CIF Sepetiba), the Company has no intention to acquire coke in the second half of the year.

Operating Expenses

     Operating expenses reached R$266 million this quarter, a 7.7% increase compared to previous quarter, mainly due to higher labor expenses (hike in wages after the collective labor agreement in May).

     In the first half comparison year to year, already excluding the effect of the consolidation of MRS and Itasa, we would have total expenses of R$489 million, or a 12% increase. This change was mainly due to the same factors described in the previous paragraph.

EBITDA

     The table and graph in this section show the EBITDA performance over the last quarters, highlighting that starting in the fourth quarter the effects of MRS and Itasa consolidation and PIS/Cofins adjustments were excluded for comparison purposes. It is noticeable the weak performance of 2Q05 compared to other quarters, due to lower sales prices and volumes in the period. In the first half 2005 over the same period of 2004, EBITDA grew by 20%, accumulating R$2,424 million with a 46% margin (100 basis points increase).

EBITDA* and EBITDA Margin*	2Q05 x	2Q05 x	1H05 x
Change	1Q05	2Q04	1H04

EBITDA (var. %)	-14	-5	+20
Margin (var. p.p.)	0	+1	+1

* Excluding MRS/ITASA consolidation and PIS/COFINS effects

Net Financial Result and Debt

     Net financial debt (includes financial expenses and income, in addition to net monetary and foreign exchange variations) was negative R$214 million, compared to negative R$104 million of first quarter. This change is mainly due to losses in financial transactions, which were only partially offset by positive foreign exchange and monetary variations over the foreign currency-denominated debt.

     Net debt increased by R$2,057 million, mainly caused by dividend payments in June, totaling R$2,268 million. Thus, by the end of the quarter, the Net Debt/EBITDA ratio returned to 1x, in line with the ratio in the end of 2004. For the first half of the year the average cost of debt was 9.4% p.a., equivalent to 51% of CDI.

     The reduction of gross debt in the period was due to amortization payments, which surpassed the total amount of US$250 million raised by receivables securitization in May.

     After this securitization and the issuance of perpetual bonds in the amount of US$750 million in July the Company does not intend to access the capital market for the rest of the year (for further details on these two capital raising transactions, refer to Recent Developments section). The payment schedule (principal+interest) for the next two quarters is as follows:

Amortizations (US$ million)	3Q05	4Q05	2H05

Debt in US$	232	523	755
Debt in R$	7	47	54
Total	239	570	809

Income Taxes

     Income taxes and social contribution expenses were R$314 million, a R$20 million increase over the previous quarter despite the lower income before taxes, which means an increase in effective tax rate from 29% to 43%. This raise in tax rate was chiefly due to non-deductible losses in the equity income line.

Net Income

     Due to lower operating income and net financial results and, in a lesser extent, to increased income taxes and social contribution expenses, net income fell by R$300 million compared to previous quarter, a drop of 42%.

     However, the accumulated year-to-date net income in 2005 is 50% higher than the first half of 2004. In addition, the R$1,136 million net income accumulated in 2005 represents 57% of the total net income for the year 2004.

Capex

     Capex in the quarter totaled R$239 million, of which R$62 million were destined to Sepetiba’s Port (Tecar) expansion project, part of the Casa de Pedra expansion project, and R$28 million was destined to MRS (corresponding to the 32% stake CSN holds in that company).

     In first half of 2005 Capex reached R$391 million, of which R$113 million were invested in the Tecar expansion project and R$50 million in MRS. The remaining balance was destined to projects related to the maintenance of operating and technological excellence in CSN’s and its subsidiaries’ plants.

Working Capital

     There was a positive change in working capital, comparing the amount registered in June 30 to the one registered on March 30. In the assets side, inventory was reduced, due to the reduction of raw materials (coal and coke) and finished products, offset by the increase in products in process, spare parts and supplies and import in progress . In turn, receivables line increased basically due to longer payment terms given to clients.

In the liabilities side, all lines increased, highlighting the suppliers’ line.

			In R$ million
Account	1Q05	2Q05	Change

Assets	3,548	3,606	-58
Cash equivalents	149	145	+4
Accounts Receivables	1,335	1,464	-129
Domestic Market	1,177	1,093	+84
Export Market	264	467	-203
Allowance for Doubtful	(106)	(96)	+10
Accounts
Inventories	2,064	1,997	+67
Liability	1,944	2,238	+294
Suppliers	882	1,040	+158
Salaries and Social Contribution	74	91	+17
Deferred Taxes	988	1,107	+119
Working Capital	(1,604)	(1,368)	+236

Recent Developments

• Coal Terminal Expansion Project Financing

     BNDES approved the financing in the amount of R$333 million on July 20, destined to the Coal Terminal expansion project, one of the three investments that comprises the Casa de Pedra expansion project. The project aims at adjusting and expanding the port, currently in use for coal and coke imports, for ore exports. When full operation is reached, the terminal will have 30 million tons iron ore capacity.

     Financing represents around 75% of the total amount to be invested in the project; and the remaining balance will come from Company’s own resources.

• Securitization Program

     In May 2005, the Company issued its fourth series of receivables securitization, totaling US$250 million, within the scope of program initiated in June 2003. Of the funds raised, approximately US$ 80 million were destined to the payment of second series. It is important to note that the better maturities and costs for this last securitization, contributing to extend the average maturity and to reduce the Company’s average cost of debt. Maturities and costs for each series are as follows:

Series	Issuing Date	Value	Term	Grace Period	Cost
		(US$ million)	(years)	(years)	(% p.a. )

First	Jun/03	142	7	2	7.28%
Second	Aug/03	125	3		Libor+1.55%
Third	Jun/04	162	8	3	7.427%
Fourth	May/05	250	10	3	6.148%

• Perpetual Bonds

     On July 7, the company issued US$500 million as perpetual bonds, at 9.5% p.a., just 22 bps above the Brazilian Treasury bond yield due in 2040 and with coupon of 11% p.a.. Facing strong demand, the Company reopened the offering, raising additional US$250 million on July 14. These funds are mainly destined to short term debt payments (refer to Net Financing Results and Debt section). Although there is no maturity for these bonds, the Company has the option to repurchase the total debt each quarter after the fifth year from the issuance date (the partial repurchase is not allowed).

• Shares Buy-Back and Write-Off Program

     Starting in the beginning of 2004, the Company’s Board of Directors approved a number of share buy-back programs, as follows:

Program	Number of Shares	Date of	Expiry Date
	(in million)	Approval

First	4.7	Apr/29/04	Jul/27/04
Second	7.2	Jul/28/04	Nov/01/04
Third	6.4	Oct/27/04	Fev/11/05
Fourth	5.0	Dec/22/04	Jun/19/05
Fifth*	15.0	May/26/05	May/26/06

*The fifth program substituted the fourth

     According to the approved programs, the Company bought back shares throughout 2004, at a total cost of R$440 million, as shown in the table below.

Period in 2004	Number of	Average price
	Shares Acquired	paid per share

May	517,600	34.63
June	3,470,600	37.78
August	760,199	45.16
October	82,000	41.39
November	3,383,900	49.51
December	1,809,300	49.52
Total	10,023,599	43.93

     On July 7, the Extraordinary Shareholders’ Meeting approved the write-off of 14,849,099 shares held in treasury. Up to this date, the Company had already acquired, as part of the Fifth Buy-Back Program, 2,210 thousand shares, spending R$ 89 million.

• Conversion of BNDES shares

     In April 2005, BNDESPAR (Brazilian development bank) increased its stake in CSN from 1,023,597 to 18,085,295 shares (corresponding to 6.30% of the total capital), as a result of swap of debentures of sixth series for shares held by Vicunha Siderurgia S.A., according to the terms and conditions of issuance contract of Vicunha Siderurgia S.A. debentures. After this transaction, Vicunha Siderurgia’s stake in the Company’s total capital decreased from 46.48% to 40.53% .

• Audit Committee

     In June 2005 an Audit Committee was appointed, in compliance with SEC’s rules and, as required, it is composed of three independent members of our Board of Directors: Mr. Fernando Perrone, Mr. Dionísio Carneiro and Mr. Yoshiaki Nakano.

     The Audit Committee is responsible for recommending the appointment of independent auditors to the Board of Directors; reporting on the policies and our annual auditing plan submitted by the employee responsible for internal auditing and, on its execution, monitoring and evaluating the results and activities of the external auditors, and identifying, prioritizing, and submitting actions to be implemented by the executive officers; and analyzing the annual report, as well as our financial statements and making recommendations to the Board of Directors.

• Board of Directors and Executive Officers

     On June 21, the Board of Directors re-elected Benjamin Steinbruch and Jacks Rabinovich as Chairman and Vice-Chairman, respectively, for one year term.

     Also on this date the Board elected Enéas Garcia Diniz as Production Executive Officer, for a 2-year term, replacing Nelson Cunha who left the Company on the same date. Mr. Enéas has been working on several positions in the production area of the Company since 1985.

     On June 24, Lauro Rezende, Investments and Investor Relations Executive Officer, resigned. These duties have been performed, on an interim basis, by the Company’s CEO.

• Event in NYSE

     On May 10, CSN held the event in New York Stock Exchange for the third consecutive year, with the participation of all executive officers. There was a presentation of the outlook for the market, Company’s results for 2004 and for first quarter 2005 and an update about the expected schedule and disbursements for the Casa de Pedra Mine expansion project in the event. The presentation can be found in Company’s website.

• Investor Relations Website

     Aiming at offering updated information with increased transparency, equal treatment and easy access, CSN launched, on August 5, a completely restructured website for the Company’s investors and for the public, using the state-of-the-art tools and features available in the market. The new website is part of the initiatives taken by the Investor Relations department to improve services provided for analysts, investors and shareholders.

Outlook

     The situation in the Brazilian steel market is similar to the one experienced in U.S. and European markets: Companies reducing its production rates to align to weak demand and to inventory levels above the average throughout the supply chain. According to IISI (International Iron and Steel Institute) data, crude steel production in U.S. and European Union (25 countries) dropped by 2.6% and 1.7% in first half of 2005, respectively, and 1.2% in Brazil. The only countries that have continued to increase significantly the output are China and India, growing by 28% and 12% in the period, driven by the strong demand in their local markets. Outlook of IBS (Instituto Brasileiro de Siderurgia – Brazilian Steel Institute) is a 4.4% decrease in Brazilian crude steel production in 2005.

     In a weak demand and high inventory scenario, downward pressure on prices is stronger and international prices (U.S. and Europe) have dropped by 30%, comparing June to December. However the largest companies of these markets are seeking to find a balance between supply and demand, reflecting an historical moment, and should for now on contribute to reduce this downward pressure and keep prices in higher levels compared to average prices of the last years. In addition, raw material prices expected for the next years, specially coal and coke prices, support the positive outlook for steel prices, together with the restoration of inventories to normal average levels, expected for the end of third quarter. It is worth mentioning that some European companies have already considered the possibility of a price increase in fourth quarter. Finally, the economic growth for 2005 estimated for the main steel consumer countries (U.S. 3.6%; E.U. 1.6%; China 8.9%; Source: IMF), although lower than the initially forecasted, lead us to believe that the recent downturn in prices is much more a consequence of a temporary slowdown in demand and high inventories than an indicator of recession or reversion of the growth cycle.

     Due to lower than expected sales performance in first half of the year, the Company has reviewed some of its expectations for 2005, as shown in the next table. Basically, the Company expects a sales volume of 5 million tonnes, 300 thousand tonnes lower than the previously projected, and still 300 thousand tonnes above the volume sold in 2004. The local sales and exports mix should also be maintained in comparison to 2004: 70% of sales to local market, compared to initial expectation of 75%. The Company will align its output level to this new sales environment, not increasing the finished products inventory.

	Guidance Revision
Variable	March/05	August/05

Production* (MM t)	-	4.6
Sales Volume (MM t)	5.3	5.0
% Sales in local market	75%	70%
	Average05>Average04
Sale Price	Domestic market and	Maintained
	Exports
Coal Cost (US$/t FOB)	110	Maintained
Coke Cost (US$/t CIF)	250-280	Maintained
EBITDA Margin	Growth	Stability
Net Debt/EBITDA	<1	Maintained

*Finished Products

Second Quarter 2005 Earnings Release Conference Calls

CSN will host conference calls to discuss its second quarter earnings on August 11, 2005, as follows:

Portuguese Presentation August 11, 2005 – Thursday 9:00 am – US ET 10:00 am – Brasília Phone:(55 11) 2101-1490 Code: CSN	English Presentation August 11, 2005 – Thursday 11:00 am – US ET 12:00 pm – Brasilia Phone: (1-973) 582-2734 Code: CSN or 6315561

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$ 12.3 billion in 2004, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Follow seven pages with tables

INCOME STATMENT
CONSOLIDATED – Corporate Law – In thousands of R$ – Audited (Limited Revision)

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

Gross Revenue	2,999,802	3,577,631	3,148,919	5,261,618	6,726,550
Gross revenue deductions	(437,431)	(715,362)	(603,510)	(834,097)	(1,318,872)
Net Revenues	2,562,371	2,862,269	2,545,409	4,427,521	5,407,678
Domestic Market	1,577,156	2,173,910	1,845,323	2,860,984	4,019,233
Export Market	985,215	688,359	700,086	1,566,537	1,388,445
Cost of Good Sold (COGS)	(1,369,553)	(1,479,577)	(1,330,622)	(2,393,862)	(2,810,199)
COGS, excluding depreciation	(1,158,305)	(1,254,079)	(1,119,359)	(2,012,998)	(2,373,438)
Depreciation allocated to COGS	(211,248)	(225,498)	(211,263)	(380,864)	(436,761)
Gross Profit	1,192,818	1,382,692	1,214,787	2,033,659	2,597,479
Gross Margin (%)	46.6%	48.3%	47.7%	45.9%	48.0%
Selling Expenses	(152,476)	(135,275)	(137,334)	(275,297)	(272,609)
General and administrative expenses	(71,848)	(66,230)	(74,718)	(126,442)	(140,948)
Depreciation allocated to SG&A	(11,103)	(12,039)	(14,888)	(21,705)	(26,927)
Other operation income (expense), net	(18,113)	(33,274)	(38,814)	(13,387)	(72,088)
Operating income before financial and equity interests	939,278	1,135,874	949,033	1,596,828	2,084,907
Net Financial Result	(469,412)	(104,246)	(213,784)	(673,221)	(318,030)
Financial Expenses	(218,151)	(332,348)	(372,700)	(508,218)	(705,048)
Financial Income	93,965	390,212	(246,530)	261,401	143,682
Net monetary and foreign exchange variations	(318,772)	(162,110)	405,446	(371,781)	243,336
Defferal of foreign exchange loss amortization	(26,454)	-	-	(54,623)	-
Equity interest in subsidiary	11,109	(19,678)	3,535	18,558	(16,143)
Operating Income (loss)	480,975	1,011,950	738,784	942,165	1,750,734
Non-operating income (expenses), Net	12,530	(840)	(5,726)	12,869	(6,566)
Income Before Income and Social Contribution Taxes	493,505	1,011,110	733,058	955,034	1,744,168
(Provision)/Credit for income tax	(39,471)	(215,885)	(236,144)	(129,722)	(452,029)
(Provision)/Credit for social contribution	(30,523)	(78,393)	(77,712)	(68,516)	(156,105)

Net Income (Loss)	423,511	716,832	419,202	756,796	1,136,034

EBITDA*	1,179,742	1,406,685	1,213,998	2,012,784	2,620,683
EBITDA Margin (%)	46.0%	49.1%	47.7%	45.5%	48.5%

*EBITDA = Gross income excluding selling, general and administrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY – Corporate Law – In thousand of R$ – Audited (Limited Revision)

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

Gross Revenue	2,673,941	3,140,698	2,670,162	4,586,082	5,810,860
Gross revenue deductions	(358,105)	(658,600)	(545,153)	(681,888)	(1,203,753)
Net Revenue	2,315,836	2,482,098	2,125,009	3,904,194	4,607,107
Domestic Market	1,466,591	2,042,256	1,674,037	2,675,953	3,716,293
Export Market	849,245	439,842	450,972	1,228,241	890,814
Cost of goods sold (COGS)	(1,258,589)	(1,209,555)	(1,153,460)	(2,121,690)	(2,363,015)
COGS, excluding depreciation	(1,060,939)	(1,011,833)	(968,824)	(1,767,975)	(1,980,657)
Depreciation allocated to COGS	(197,650)	(197,722)	(184,636)	(353,715)	(382,358)
Gross Profit	1,057,247	1,272,543	971,549	1,782,504	2,244,092
Gross Margin (%)	45.7%	51.3%	45.7%	45.7%	48.7%
Selling Expenses	(65,793)	(76,888)	(49,486)	(123,627)	(126,374)
General and administrative expenses	(57,139)	(45,310)	(54,343)	(98,737)	(99,653)
Depreciation & Amortization allocated to SG&A	(7,450)	(6,607)	(5,925)	(14,787)	(12,532)
Other operating income (expense), net	(24,428)	(32,792)	(19,485)	(35,500)	(52,277)
Operating income before financial and equity interest	902,437	1,110,946	842,310	1,509,853	1,953,256
Net financial result	(436,639)	(326,514)	477,217	(811,074)	150,703
Financial Expenses	(233,351)	(263,731)	(254,168)	(533,671)	(517,899)
Financial Income	278,997	1,389	(256,180)	311,368	(254,791)
Net monetary and foreign exchange loss amortization	(456,743)	(64,172)	987,565	(535,728)	923,393
Defferal of foreign exchange variations	(25,542)	-	-	(53,043)	-
Equity interest in subsidiaries	111,982	245,091	(760,606)	354,176	(515,515)
Operating income (Loss)	577,780	1,029,523	558,921	1,052,955	1,588,444
Non-operating income (expenses), net	(729)	(920)	(5,563)	(783)	(6,483)
Income Before Income and Social Contribution Taxes	577,051	1,028,603	553,358	1,052,172	1,581,961
(Provision)/Credit for income tax	(54,951)	(205,986)	(183,255)	(144,819)	(389,241)
(Provision)/Credit for social contribution	(36,457)	(73,894)	(64,620)	(74,351)	(138,514)

Net income (Loss)	485,643	748,723	305,483	833,002	1,054,206

EBITDA*	1,131,965	1,348,067	1,052,356	1,913,855	2,400,423
EBITDA Margin (%)	48.9%	54.3%	49.5%	49.0%	52.1%

Additional Information

Delibetated Dividends and Interest on Equity	717,300		2,303,045	717,300	2,303,045

Proposed Dividends and Interest on Equity	35,000	48,405	68,050	35,000	116,455

Number of Shares** - thousands	284,404	276,193	270,158	284,404	270,158

Earnings Loss per Share - R$	1.71	2.71	1.13	2.93	3.90

*EBITDA = Gross income excluding selling, general and administrative expenses added to depreciation, amortization and exhaustion.
**Excluding shares held in treasury

BALANCE SHEET
Corporate Law – thousands of R$ – Audited (Limited Revision)

	Parent Company		Consolidated
	3/31/2005	6/30/2005	3/31/2005	6/30/2005

Current Assets	7,275,356	5,861,851	11,127,586	8,661,952
Cash and marketable	2,644,702	1,478,778	6,125,210	3,724,122
Trade accounts receivable	2,012,324	1,809,931	1,335,012	1,464,097
Inventory	1,345,447	1,363,157	2,064,172	1,997,414
Other	1,272,883	1,209,985	1,603,192	1,476,319
Long-term assets	1,561,082	1,708,892	1,794,259	1,912,017
Permanet assets	17,897,514	17,194,696	14,213,700	14,210,959
Investments	5,671,364	4,998,537	273,347	308,644
PP&E	12,025,556	11,998,516	13,602,897	13,575,543
Deffered	200,594	197,643	337,456	326,772

TOTAL ASSETS	26,733,952	24,765,439	27,135,545	24,784,928

Current Liabilities	6,668,644	4,571,695	7,400,710	5,205,129
Loans and Financing	1,425,841	1,444,039	2,567,928	2,478,172
Other	5,242,803	3,127,656	4,832,782	2,726,957
Long-term liabilities	12,565,025	12,716,200	12,378,321	12,203,469
Loans and Financing	7,345,500	7,450,013	7,158,515	6,904,466
Deffered income and social contributon taxes	2,264,007	2,225,974	2,264,019	2,225,974
Other	2,955,518	3,040,213	2,955,787	3,073,029
Future Period Results	-	-	77,394	6,231
Shareholders' Equity	7,500,283	7,477,544	7,279,120	7,370,099
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,701,095	4,640,047	4,701,095	4,640,047
Earnings reserve	823,392	823,392	823,392	823,392
Treasury Stock	(484,919)	(745,091)	(484,919)	(745,091)
Retained earnings	762,449	1,060,930	541,286	953,485

Total liabilities and shareholders' equity	26,733,952	24,765,439	27,135,545	24,784,928

CASH FLOW STATEMENT
CONSOLIDATED – Corporate Law – thousands of R$ – Audited (limited revision)

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

Cash Flow from Operating Activities	537,837	1,495,881	432,662	640,758	1,928,543
Net Income for the period	423,511	716,832	419,202	756,796	1,136,034
Exchange Rate Deferral	26,454	-	-	54,623	-
Net exchange and monetary variations	476,043	640	(808,056)	460,777	(807,416)
Provision for financial expenses	221,165	235,585	219,259	427,840	454,844
Depreciation, exhaustion and amortization	222,216	239,353	224,334	402,569	463,687
Equity results	(11,109)	19,679	(3,536)	(18,558)	16,143
Deferred income taxes and social contribution	23,751	17,905	(159,285)	77,522	(141,380)
Provisions	(113,255)	(57,340)	291,252	(427,496)	233,912
Working Capital	(730,939)	323,227	249,492	(1,093,315)	572,719
Accounts Receivable	(382,593)	(233,920)	(117,685)	(472,628)	(351,605)
Inventory	(370,699)	211,818	65,811	(547,904)	277,629
Suppliers	100,830	119,161	136,675	(48,407)	255,836
Taxes	(49,557)	303,980	40,689	(85,471)	344,669
Others	(28,920)	(77,812)	124,002	61,095	46,190
Cash Flow from Investing Activities	(417,622)	(152,373)	(320,268)	(521,294)	(472,641)
Investments	(139,205)	(161)	(81,188)	(139,205)	(81,349)
Fixed Assets/Deferred	(278,417)	(152,212)	(239,080)	(382,089)	(391,292)
Cash Flow from Financing Activities	(1,143,601)	978,811	(2,269,576)	(1,387,337)	(1,290,765)
Issuances	1,039,313	1,394,070	1,059,387	1,713,135	2,453,457
Amotizations	(1,076,167)	(238,948)	(596,255)	(1,802,864)	(835,203)
Interests Expenses	(262,735)	(131,723)	(204,129)	(453,591)	(335,852)
Dividends/Interest on own capital	(752,221)	(12)	(2,268,407)	(752,226)	(2,268,419)
Shares in treasury	(91,791)	(44,576)	(260,172)	(91,791)	(304,748)

Free Cash Flow	(1,023,386)	2,322,319	(2,157,182)	(1,267,873)	165,137

Net Financial Result
Consolidated - Corporate Law – thousands of R$ – Audited (limited revision)

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

Financial Expenses	(218,151)	(332,348)	(372,700)	(508,218)	(705,048)
Loans and financing	(203,904)	(241,217)	(209,166)	(409,858)	(450,383)
Local currency	(57,280)	(43,236)	(47,493)	(125,972)	(90,729)
Foreign currency	(146,624)	(197,981)	(161,673)	(283,886)	(359,654)
Transaction with subsidiaries	-	-	-	-	-
Taxes	8,258	(83,304)	(97,659)	(63,840)	(180,963)
Other financial expenses	(22,505)	(7,827)	(65,875)	(34,520)	(73,702)

Financial Income	93,965	390,212	(246,530)	261,401	143,682
Transaction with subsidiaries	-	-	-	-	-
Income from cash investments	(128,267)	78,994	(253,654)	(4,556)	(174,660)
Other income	222,232	311,218	7,124	265,957	318,342

Exchange and monetary variations	(345,226)	(162,110)	405,446	(426,404)	243,336
Net monetary change	(3,481)	(12,341)	4,367	(5,890)	(7,974)
Net exchange change	(315,291)	(149,769)	401,079	(365,891)	251,310
Deffered exchange losses	(26,454)	-	-	(54,623)	-

Net Financial Result	(469,412)	(104,246)	(213,784)	(673,221)	(318,030)

Net Financial Result
Parent Company - Corporate Law – In thousands of R$ – Audited (limited revision)

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

Financial Expenses	(233,351)	(263,731)	(254,168)	(533,671)	(517,899)
Loans and financing	(127,901)	(94,835)	(91,953)	(245,778)	(186,788)
Local currency	(75,431)	(41,393)	(44,628)	(132,739)	(86,021)
Foreign currency	(52,470)	(53,442)	(47,325)	(113,039)	(100,767)
Transaction with subsidiaries	(111,109)	(87,642)	(67,527)	(217,640)	(155,169)
Taxes	10,322	(77,642)	(91,750)	(58,819)	(169,392)
Other financial expenses	(4,663)	(3,612)	(2,938)	(11,434)	(6,550)

Financial Income	278,997	1,389	(256,180)	311,368	(254,791)
Transaction with subsidiaries	-	-	-	-	-
Income from cash investments	(74,427)	5,044	(293,800)	2,878	(288,756)
Other income	353,424	(3,655)	37,620	308,490	33,965

Exchange and monetary variations	(482,285)	(64,172)	987,565	(588,771)	923,393
Net monetary change	(4,514)	(7,554)	1,509	(5,813)	(6,045)
Net exchange change	(452,229)	(56,618)	986,056	(529,915)	929,438
Deffered exchange losses	(25,542)	-	-	(53,043)	-

Net Financial Result	(436,639)	(326,514)	477,217	(811,074)	150,703

     SALES VOLUME
Consolidated – Thousand of tons

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

DOMESTIC MARKET	848	897	767	1,624	1,664

Slabs	15	8	11	29	19
Hot Rolled	291	362	313	554	676
Cold Rolled	183	140	103	364	243
Galvanized	201	205	167	363	372
Tin Plate	158	182	173	314	355

EXPORT MARKET	506	300	370	867	670

Slabs	30	-	-	30	-
Hot Rolled	192	55	83	327	138
Cold Rolled	34	15	38	50	53
Galvanized	127	162	171	254	332
Tin Plate	123	67	79	206	147

TOTAL MARKET	1,354	1,197	1,137	2,491	2,334

Slabs	45	8	11	59	19
Hot Rolled	483	417	396	881	813
Cold Rolled	217	155	141	414	296
Galvanized	328	367	338	617	704
Tin Plate	281	249	252	521	502

SALES VOLUME
Parent Company – Thousand of tons

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

DOMESTIC MARKET	814	958	804	1,575	1,762

Slabs	15	8	11	29	19
Hot Rolled	273	361	336	536	697
Cold Rolled	192	218	137	363	355
Galvanized	178	186	145	337	331
Tin Plate	155	185	175	311	360

EXPORT MARKET	562	234	293	859	527

Slabs	152	28	8	195	36
Hot Rolled	223	66	107	381	173
Cold Rolled	19	20	54	20	74
Galvanized	53	60	55	73	115
Tin Plate	116	60	69	189	129

TOTAL MARKET	1,376	1,192	1,097	2,434	2,289

Slabs	167	36	19	224	55
Hot Rolled	496	427	443	917	870
Cold Rolled	211	238	191	383	429
Galvanized	231	246	200	410	446
Tin Plate	271	245	244	500	489

NET REVENUE PER UNIT
Consolidated – In R$/ton

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

DOMESTIC MARKET	1,713	2,118	2,027	1,619	2,076

Slabs	820	866	818	710	838
Hot Rolled	1,350	1,781	1,709	1,241	1,748
Cold Rolled	1,772	2,122	2,102	1,547	2,113
Galvanized	1,902	2,453	2,191	1,933	2,335
Tin Plate	2,157	2,463	2,476	2,089	2,469

EXPORT MARKET	1,921	2,180	1,823	1,776	1,982

Slabs	1,603	-	-	1,603	-
Hot Rolled	1,533	1,649	1,311	1,452	1,446
Cold Rolled	2,209	2,151	1,586	1,949	1,751
Galvanized	2,318	2,256	1,924	1,981	2,086
Tin Plate	2,114	2,421	2,263	2,021	2,336

TOTAL MARKET	1,791	2,133	1,960	1,674	2,049

Slabs	1,341	978	735	1,164	838
Hot Rolled	1,423	1,764	1,626	1,319	1,697
Cold Rolled	1,841	2,125	1,964	1,596	2,048
Galvanized	2,063	2,366	2,056	1,952	2,218
Tin Plate	2,139	2,452	2,409	2,062	2,430

NET REVENUE PER UNIT
Parent Company – In R$/ton

	2Q2004	1Q2005	2Q2005	1H2004	1H2005

DOMESTIC MARKET	1,673	2,020	1,931	1,574	1,979

Slabs	820	866	818	710	838
Hot Rolled	1,321	1,729	1,585	1,204	1,660
Cold Rolled	1,607	1,922	1,870	1,499	1,902
Galvanized	2,001	2,386	2,313	1,901	2,354
Tin Plate	2,082	2,388	2,394	2,025	2,391

EXPORT MARKET	1,501	1,853	1,500	1,418	1,657

Slabs	1,254	1,493	927	1,251	1,363
Hot Rolled	1,288	1,553	1,203	1,191	1,336
Cold Rolled	1,958	1,816	1,382	1,918	1,499
Galvanized	2,129	1,959	1,532	1,973	1,755
Tin Plate	1,876	2,255	2,101	1,779	2,173

TOTAL MARKET	1,603	1,987	1,816	1,519	1,905

Slabs	1,215	1,352	865	1,181	1,182
Hot Rolled	1,306	1,702	1,492	1,199	1,595
Cold Rolled	1,639	1,913	1,732	1,521	1,832
Galvanized	2,030	2,282	2,099	1,913	2,200
Tin Plate	1,993	2,355	2,312	1,932	2,333

EXCHANGE RATE R$/US$

	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005

End of Period	2.9086	3.1075	2.8586	2.6544	2.6662	2.3504

% change	0.7	6.8	(8.1)	(7.1)	0.4	(11.8)
Acumulated (%)	0.7	7.6	(1.1)	(8.1)	0.4	(11.5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.